SECUR

20008868

| OMB APPROVAL | |
|---|---|
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# ANN... AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48011 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave, 20th FL
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Valdes 212-824-1092
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Carlos Valdes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director Head of Operations and Finance and FINOP

Title

**Hyacinth Rose McFarlane**
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 20 21

02/28/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Statement of Financial Condition

RenCap Securities, Inc.
December 31, 2019
With Report of Independent Registered Public
Accounting Firm

RenCap Securities, Inc.

Financial Statement

December 31, 2019

## Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RenCap Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2015.

New York, NY
February 28, 2020

MARCUMGROUP
MEMBER

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2019

| | |
|---|---|
| **Assets** | |
| Cash | $ 4,652,297 |
| Deposit from clearing broker | 1,000,000 |
| Receivables from clearing broker | 93,974 |
| Right-of-use assets | 923,097 |
| Equipment, net | 511,389 |
| Due from affiliates | 854,673 |
| Deferred tax asset, net | 151,921 |
| Other assets | 156,329 |
| Total assets | $ 8,343,680 |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accrued compensation | $ 1,003,434 |
| Lease liability | 1,044,957 |
| Accounts payable and accrued expenses | 31,154 |
| Total liabilities | 2,079,545 |
| **Commitments and Contingencies** | |
| **Stockholder's equity:** | |
| Common stock, $0.001 par value; 1,000 shares authorized, issued, and outstanding | 1 |
| Additional paid-in capital | 4,749,999 |
| Retained earnings | 1,514,135 |
| Total stockholder's equity | 6,264,135 |
| Total liabilities and stockholder's equity | $ 8,343,680 |

*The accompanying notes are an integral part of this financial statement.*

RenCap Securities, Inc.

Notes to Financial Statement

December 31, 2019

## 1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance Capital Services Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company is engaged in the providing execution services in Equities and Fixed Income products to its customer base comprised of USA based Institutional Investors that invest in emerging frontier markets across Europe, Middle East, Africa and North America. In exchange for these services, the Company earns a net share of commission and brokerage income.

The Company has entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

The accompanying financial statement have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of this financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## 2. Summary of Significant Accounting Policies (Continued)

### Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. As December 31, 2019, the Company had no cash equivalents.

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

### Equipment

Furniture, equipment, and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

### Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties and requires additional tax disclosures on tax reserves.

At December 31, 2019, the Company recorded a deferred tax asset of $151,921 which primarily relates to depreciation and net operating loss carryforwards ("NOLs").

## 2. Summary of Significant Accounting Policies (Continued)

The Company has NYS and NYC NOLs in the amounts of $688,372 and $634,822 respectively, expiring through 2035.

The Company is not currently under examination but is subject to examination for the 2016 through 2018 tax years for Federal, NYS and NYC purposes.

### Subsequent Events

The company has evaluated subsequent events for recognition and disclosure through the date these financial statement were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

## 3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the SEC. This rule requires the maintenance of minimum net capital of $250,000.

The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2019, the company had net capital of $4,589,823 which was $4,339,823 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from SEC Rule 15c3-3 under rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) .

## 4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Cowen Execution Solutions, LLC ("Cowen"). At December 31, 2019, the total amount due from Cowen was $1,093,974 of which $1,000,000 consists of a clearing deposit and $93,974 consists of commissions receivable.

## 5. Equipment and leasehold improvements

Equipment at December 31, 2019 consist of the following:

| | |
|---|---|
| Equipment | $ 362,442 |
| Leasehold improvements | 4,695,575 |
| Furniture and fixtures | 458,969 |
| Total equipment | 5,516,986 |
| Less accumulated depreciation and amortization | 5,005,597 |
| Total equipment less accumulated depreciation and amortization | $ 511,389 |

## 6. Related Party Transactions

The Company's Fees from related parties of $5,035,441 are earned according to the cost-plus transfer pricing methodology the Company has in place with its affiliate, Renaissance Securities (Cyprus) Ltd. (see note 2).

Included in Due from affiliates on the statement of financial condition are commission revenues due to the Company from its affiliates based on commission sharing agreements of $40,824. Also included in the Due from affiliates are reimbursements due from the Company's affiliates for costs the Company incurred totaling $28,902. In addition, the balance includes transfer pricing receivable of $784,947.

## 7. Other Assets

At December 31, 2019, other assets on the statement of financial condition totaled $156,329. This amount is mainly composed of prepaid expenses of $39,224, prepaid rent deposit of $117,105.

**8. Commitments, Contingent Liabilities, and Concentration of Credit Risk**

Maturity of our lease liabilities as of December 31, 2019 for our operating lease is as follows:

| | Amount |
|---|---|
| Year 2020 | $ 406,200 |
| Year 2021 | 406,200 |
| Year 2022 | 304,650 |
| Total lease payments | 1,117,050 |
| Less interest | (72,093) |
| Present value of lease liabilities | $ 1,044,957 |

| | December 31, 2019 |
|---|---|
| Remaining lease term | 2 years and 9 months |

The operating lease expires in September 30, 2022 and is subject to escalations.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASC Topic 842, Leases (Topic 842) related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

The Company has completed its analysis of the new lease accounting which was adopted on January 1, 2019, using a modified retrospective approach, and has determined that there were no material impact to the Company's Computation of Net Capital. As of December, 31 2019, the Company has recognized a ROU asset of $923,097 and a liability of $1,044,957. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 4.584% to estimate the present value of the remaining monthly lease payments.

## 8. Commitments, Contingent Liabilities, and Concentration of Credit Risk (Continued)

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2019, are settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2019. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

The Company maintains its cash balances with one major financial institution.

### Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2019, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

### Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated and affiliated clearing organizations that maintain custody of customers' securities. Through indemnification provisions in agreements with clearing organization, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

## 9. **Fair Value Measurement**

Certain financial instruments are carried at cost on the statement of financial condition, with approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

## 10. **Incentive Compensation Plans**

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred compensation which is subject to certain vesting provisions. These awards are accrued and expensed for over the vesting period. Incentive compensation accrued at December 31, 2019 totaled $1,003,434 and is included in the Statement of Financial Condition.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave, 20th FL
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Valdes 212-824-1092
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Carlos Valdes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director Head of Operations and Finance and FINOP

Title

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2021

02/28/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2019
With Report of Independent Registered Public Accounting Firm

RenCap Securities, Inc.

Financial Statement

December 31, 2019

# Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RenCap Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2015.

New York, NY
February 28, 2020

MARCUMGROUP
MEMBER

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2019

| | |
|---|---|
| **Assets** | |
| Cash | $ 4,652,297 |
| Deposit from clearing broker | 1,000,000 |
| Receivables from clearing broker | 93,974 |
| Right-of-use assets | 923,097 |
| Equipment, net | 511,389 |
| Due from affiliates | 854,673 |
| Deferred tax asset, net | 151,921 |
| Other assets | 156,329 |
| Total assets | $ 8,343,680 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accrued compensation | $ 1,003,434 |
| Lease liability | 1,044,957 |
| Accounts payable and accrued expenses | 31,154 |
| Total liabilities | 2,079,545 |
| | |
| **Commitments and Contingencies** | |
| | |
| **Stockholder's equity:** | |
| Common stock, $0.001 par value; 1,000 shares authorized, issued, and outstanding | 1 |
| Additional paid-in capital | 4,749,999 |
| Retained earnings | 1,514,135 |
| Total stockholder's equity | 6,264,135 |
| Total liabilities and stockholder's equity | $ 8,343,680 |

*The accompanying notes are an integral part of this financial statement.*

## 1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance Capital Services Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company is engaged in the providing execution services in Equities and Fixed Income products to its customer base comprised of USA based Institutional Investors that invest in emerging frontier markets across Europe, Middle East, Africa and North America. In exchange for these services, the Company earns a net share of commission and brokerage income.

The Company has entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

The accompanying financial statement have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of this financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## 2. Summary of Significant Accounting Policies (Continued)

### Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. As December 31, 2019, the Company had no cash equivalents.

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

### Equipment

Furniture, equipment, and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

### Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties and requires additional tax disclosures on tax reserves.

At December 31, 2019, the Company recorded a deferred tax asset of $151,921 which primarily relates to depreciation and net operating loss carryforwards ("NOLs").

## 2. Summary of Significant Accounting Policies (Continued)

The Company has NYS and NYC NOLs in the amounts of $688,372 and $634,822 respectively, expiring through 2035.

The Company is not currently under examination but is subject to examination for the 2016 through 2018 tax years for Federal, NYS and NYC purposes.

### Subsequent Events

The company has evaluated subsequent events for recognition and disclosure through the date these financial statement were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

## 3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the SEC. This rule requires the maintenance of minimum net capital of $250,000.

The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2019, the company had net capital of $4,589,823 which was $4,339,823 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from SEC Rule 15c3-3 under rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) .

## 4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, Cowen Execution Solutions, LLC ("Cowen"). At December 31, 2019, the total amount due from Cowen was $1,093,974 of which $1,000,000 consists of a clearing deposit and $93,974 consists of commissions receivable.

## 5. Equipment and leasehold improvements

Equipment at December 31, 2019 consist of the following:

| | |
|---|---|
| Equipment | $ 362,442 |
| Leasehold improvements | 4,695,575 |
| Furniture and fixtures | 458,969 |
| Total equipment | 5,516,986 |
| Less accumulated depreciation and amortization | 5,005,597 |
| Total equipment less accumulated depreciation and amortization | $ 511,389 |

## 6. Related Party Transactions

The Company's Fees from related parties of $5,035,441 are earned according to the cost-plus transfer pricing methodology the Company has in place with its affiliate, Renaissance Securities (Cyprus) Ltd. (see note 2).

Included in Due from affiliates on the statement of financial condition are commission revenues due to the Company from its affiliates based on commission sharing agreements of $40,824. Also included in the Due from affiliates are reimbursements due from the Company's affiliates for costs the Company incurred totaling $28,902. In addition, the balance includes transfer pricing receivable of $784,947.

## 7. Other Assets

At December 31, 2019, other assets on the statement of financial condition totaled $156,329. This amount is mainly composed of prepaid expenses of $39,224, prepaid rent deposit of $117,105.

## 8. Commitments, Contingent Liabilities, and Concentration of Credit Risk

Maturity of our lease liabilities as of December 31, 2019 for our operating lease is as follows:

| | Amount |
|---|---|
| Year 2020 | $ 406,200 |
| Year 2021 | 406,200 |
| Year 2022 | 304,650 |
| Total lease payments | 1,117,050 |
| Less interest | (72,093) |
| Present value of lease liabilities | $ 1,044,957 |

| | December 31, 2019 |
|---|---|
| Remaining lease term | 2 years and 9 months |

The operating lease expires in September 30, 2022 and is subject to escalations.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASC Topic 842, Leases (Topic 842) related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

The Company has completed its analysis of the new lease accounting which was adopted on January 1, 2019, using a modified retrospective approach, and has determined that there were no material impact to the Company's Computation of Net Capital. As of December, 31 2019, the Company has recognized a ROU asset of $923,097 and a liability of $1,044,957. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 4.584% to estimate the present value of the remaining monthly lease payments.

## 8. Commitments, Contingent Liabilities, and Concentration of Credit Risk (Continued)

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2019, are settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2019. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

The Company maintains its cash balances with one major financial institution.

### Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2019, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

### Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated and affiliated clearing organizations that maintain custody of customers' securities. Through indemnification provisions in agreements with clearing organization, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

9. **Fair Value Measurement**

Certain financial instruments are carried at cost on the statement of financial condition, with approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

10. **Incentive Compensation Plans**

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred compensation which is subject to certain vesting provisions. These awards are accrued and expensed for over the vesting period. Incentive compensation accrued at December 31, 2019 totaled $1,003,434 and is included in the Statement of Financial Condition.